VAPOR CORP.

3001 Griffin Road

Dania Beach, FL 33312

December 12, 2011

Via EDGAR CORRESPONDENCE

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vapor Corp.

Form 10-K/A for the fiscal year ended December 31, 2010

Filed August 24, 2011

Form 10-Q for the quarter ended September 30, 2011

Filed November 10, 2011

File No. 000-19001

Dear Ms. Cvrkel,

We are responding to the letter of Ms. Linda Cvrkel, Branch Chief, dated November 30, 2011 concerning the annual report on Form 10-K/A for the year ended December 31, 2010 filed by Vapor Corp (the “Company”) on August 24, 2011 and the quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed by the Company on November 10, 2011. For ease of your review, we have included reference to your original comments and restated your comment before our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Note 3. Income Taxes, page 47

Comment #1	We note from the disclosure included in Note 3 to the Company’s financial statements that the Company’s statutory tax rate for 2010 was -2% as compared to 34% for 2009. Please tell us and explain in the notes to your financial statements in future filings why the Company’s statutory income tax rate changed from 34% during 2009 to -2% during 2010. Also, please tell us and revise MD&A in future filings to discuss the facts or circumstances responsible for the significant change in your provision for income taxes during fiscal 2010 as compared to fiscal 2009.

Response #1	The disclosure contained in Note 3 to the Company’s financial statements regarding the statutory and effective income tax rates was inadvertently not updated in the amended filing. The Federal statutory rate should have been reflected in the 2010 financial statements as a credit provision of 34% due to the Company’s losses. The Federal statutory tax rate was further adjusted by an effective state tax credit provision of 2% for an overall effective benefit of 36%. There were no other significant items which would have impacted the Company’s overall effective tax rate.

However, as the Company was completing its 2010 financial statements, management determined it was more likely than not, the Company would not be able to utilize such net operating losses prior to its expiration. Therefore a full valuation allowance was established which reduced the benefit of these net operating losses by an effective rate of 37%. When this reduction was added to the effective benefit of 36% reduced the Company’s overall effective rate for 2010 to 1%.

In its future filings, the Company will provide in the notes to the consolidated financial statements and in its MD&A an explanation as to any significant change in the provision for income taxes from the preceding period, as well as any significant change from the statutory rate to the effective rate.

Form 10-Q for the quarter ended September 30, 2011

Results of Operations for the Nine Months Ended September 30, 2011

Compared to the Nine Months Ended September 30, 2010, page 15

Comment #2	We note that beginning in the quarter ended June 30, 2011 you separately present gross profit on the face of the income statement. We also note that gross profit for the nine months ended September 30, 2011 has significantly increased over the comparable prior period. In this regard, please tell us and revise MD&A in future filings to clearly disclose the cost components that are included in costs of sales and SG&A. Furthermore, please separately discuss and provide the reasons for any material changes in the income statement line items (e.g. costs of sales separate from gross profit). Refer to Item 303(A)(3)(i) of Regulation S-K.

Response #2

Gross profit for the nine months ended September 30, 2011 and 2010 was $7,310,318 and $3,358,730, respectively. As a percentage of sales gross profit for the nine months ended September 30, 2011 and 2010 was 57.9% and 44.7%, respectively. Gross profit for the three months ended September 30, 2011 and 2010 was $1,423,919 and $1,122914, respectively. As a percentage of sales gross profit for the three months ended September 30, 2011 and 2010 was 42.8% and 40.4%, respectively. The increase in gross profit was due to a change in the sales mix of higher direct to consumer sales during the period, which have higher per unit selling prices resulting in higher gross margins than the sales to distributors and wholesale customers. In addition, the Company’s product purchase volume has increased, which has resulted in lower average cost per unit because we are able to obtain lower prices from our suppliers as we purchase larger quantities of product. The principal cost components that are included in cost of goods sold are product purchases, freight in, warehouse fulfillment expenses, samples, processing fees, warehouse salaries and related payroll taxes and employee benefits.

The principal cost components that are included in selling, general and administrative expenses (“SG&A”) are salaries and related payroll taxes and benefits; occupancy costs including rent, repairs and maintenance, security, utilities, depreciation, office supplies and computer expenses, bad debt expense; selling expenses including credit card merchant processing fees, freight out, telephone, and travel expenses; professional and consulting fees; and stock based compensation expense. For the nine months ended September 30, 2011 and 2010 SG&A expenses were $3,170,969 and $2,986,574, respectively. SG&A for the nine months ended September 30, 2011 increased by $184,395 or 8.8% from the nine months ended September 30, 2010. The increase is primarily attributable to increases in salaries and related payroll taxes and benefits of $371,134 due to increased personnel; occupancy costs of $75,849 due to the Company moving to a new facility; variable selling expenses of $530,019 due to the increase in sales volume; professional and consulting fees of $84,834 related to the restated financial statements; and a decrease in stock based compensation expense of $872,441 due to the timing of stock options vesting.

The Company from period to period has been consistent in its classification of individual income statement line items. However, commencing with the June 30, 2010 reporting period, management began to present on the face of the statement of operations, cost of sales as a reduction of net revenues arriving at a gross profit number rather than as part of total operating expenses. It was the opinion of management, that this presentation would be more informative disclosure.

In its future filings, the Company will disclose in MD&A the cost components that are included in cost of sales and SG&A. In addition, the Company will provide explanations for any material changes in the income statement line items.

The Company confirms its understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or Company changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are happy to answer any additional questions or respond to additional comments.

Very truly yours,

By:	/s/ Kevin Frija
Kevin Frija
Chief Executive Officer and Chief Financial Officer
Vapor Corp.

cc:	Andrew Balog, Esq., Greenberg Trauig LLP

Alan Markowitz, CPA, Marcum LLP

Les Albert, CPA, Parritz & Company, P.A.